EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars in millions)	2014	2013	2014	2013
Earnings before income taxes	$2,397	$2,225	$4,291	$4,186
Fixed charges	188	209	380	418
Total earnings available for fixed charges	$2,585	$2,434	$4,671	$4,604

Fixed Charges:
Interest expense	$155	$176	$315	$354
Interest component of rental payments	33	33	65	64
Total fixed charges	$188	$209	$380	$418
Ratio of earnings to fixed charges	13.8	11.6	12.3	11.0
The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.